UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2004

                                 Metalink Ltd.
                (Translation of registrant's name into English)
                    Yakum Business Park, Yakum 60972, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes __ No X

The following are included in this Report on Form 6-K:

1. Press release dated September 27, 2004.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Forms F-3 No. 333-104147, and No. 333-13806.


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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


     METALINK LTD.                            Date: September 27, 2004



By   /s/ OFER LAVIE
     Ofer Lavie
     Chief Financial Officer



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[METALINK LOGO]



Contacts:
Ofer Lavie
Chief Financial Officer
Metalink Ltd.
Tel:  972-9-960-5555
Fax:  972-9-960-5399


Ranen Cohen-Orgad
Director of Investor Relations
Metalink Ltd.
Tel:   972-9-9605450
Fax:  972-9-9605399
ranenc@metalinkBB.com






METALINK UPDATES REVENUE OUTLOOK FOR THE THIRD QUARTER





Yakum, Israel, September 27, 2004 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high performance wireline and wireless broadband communication silicon solutions, today announced revised third quarter revenue estimates.

Metalink expects 2004 third quarter revenue to be in the range of $4.7 million to $5.0 million, an increase of about 40% compared to the third quarter of 2003, and an approximate 19% decrease compared to the second quarter of 2004. Final results for the quarter will be issued on Wednesday, October 27, 2004 and discussed during Metalink's conference call that day.

"The lower than expected revenue is primarily due to a continuation of trials by Japanese carriers beyond previous indications from our customers, and to a lesser extent, a greater than anticipated seasonality effect in Europe. While we are disappointed with the slower than expected ramp up in Japan and its consequences with respect to our third quarter revenue, we continue to view Japan's VDSL market as a very important growth opportunity for us in 2004 and beyond. We remain optimistic that our superior 100Mbps VDSL technology combined with our strong partners in Japan will allow us to capitalize on this opportunity," said Tzvi Shukhman, Metalink's Chairman and CEO.



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About Metalink

Metalink Ltd. is a global provider and developer of high performance wireline and wireless broadband communication silicon solutions for telecommunication, networking and home broadband equipment makers. Metalink's silicon solutions address key elements of the "broadband home" market through cost effective, very high-speed delivery of broadband applications over public, home and enterprise networks.

Metalink's carrier broadband DSL products enable network operators to offer broadband services over any copper infrastructure. Leading OEMs and operators in Asia, North America and Europe have chosen to deploy Metalink's VDSL, SHDSL, and HDSLx products. Metalink's VDSL product line includes VDSLPlus(TM), the best performing technology for delivery of 100 Mbps over traditional telephony-grade copper, and Total-VDSL(TM), the most scalable DSL technology enabling performance of over 50 Mbps at short reach and up to 5 km DSL service. Metalink's VDSL products are fully compliant with the recently adopted ITU-T G.993.1-2004 VDSL recommendation.

Metalink's broadband home products address key elements of delivering a new broadband experience to and in the home environment. The products address advanced services and home distribution. WLANPlus(TM) - a MIMO-based high-throughput Wireless LAN technology, is designed to comply with the emerging 802.11n standard and enables speeds exceeding 200 Mbps. A wire-speed residential gateway addressing service providers need to offer a full service set to their broadband subscribers complements the home products offering. Metalink, a fabless semiconductor company, is headquartered in Yakum, Israel and has subsidiaries in Folsom, California and in Seoul, South Korea, and offices in Yokohama, Japan, and Atlanta, Georgia. Further information is available at http://www.MetalinkBB.com.

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements. The Company does not assume a duty to update or revise any of the forward-looking statements as a result of new information, future events or otherwise.